UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Accelerate Diagnostics, Inc.

(Name of Issuer)

Common Stock, $0.001

(Title of Class of Securities)

00430H102

(CUSIP Number)

March 6, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[X] Rule 13d-1(c)
[_] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,972,825
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,972,825
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,972,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.23%
12	TYPE OF REPORTING PERSON (See Instructions) IN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,533,409
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,533,409
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,533,409
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.10%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 439,416
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 439,416
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 439,416
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.13%
12	TYPE OF REPORTING PERSON (See Instructions) PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,972,825
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,972,825
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,972,825
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.23%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1(a). Name of Issuer:

Accelerate Diagnostics, Inc. (formerly known as Accelr8 Technology Corporation), a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

3950 South Country Club, Suite 470, Tucson, Arizona 85714.

Item 2(a). Name of Filing Person:

This statement is filed by:

(i)	Mr. Larry N. Feinberg (“Mr. Feinberg”), who serves as the managing member of Oracle Associates (as defined herein). Mr. Feinberg may be deemed to indirectly beneficially own shares of Common Stock, by virtue of the foregoing relationship, directly or indirectly beneficially owned by Oracle Associates;

(ii)	Oracle Partners, L.P., a Delaware limited partnership (“Partners”), with respect to shares of Common Stock directly owned by it;

(iii)	Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners”), with respect to shares of Common Stock directly owned by it; and

(iv)	Oracle Associates, LLC, a Delaware limited liability company (“Associates”), which serves as the general partner of Partners and Institutional Partners, and may be deemed to indirectly beneficially own shares of Common Stock, by virtue of the foregoing relationship, directly or indirectly beneficially owned by Partners and Institutional Partners.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is 200 Greenwich Avenue, 3rd Floor, Greenwich, Connecticut 06830.

Item 2(c). Citizenship:

Mr. Feinberg is a citizen of the United States of America. Partners, Institutional Partners, and Associates are organized under the laws of the state of Delaware.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 (the “Common Stock”)

Item 2(e). CUSIP Number:

00430H102

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Act.
(b)	[_] Bank as defined in section 3(a)(6) of the Act.
(c)	[_] Insurance company as defined in section 3(a)(19) of the Act.
(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.
(j)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___

Item 4. Ownership:

The percentage of shares owned is based upon 38,832,209 shares of the Issuer’s Common Stock issued and outstanding as of March 13, 2013, which the Reporting Persons believes to have been issued and outstanding as of such date based on communications with the Issuer and its transfer agent.

The beneficial ownership of the Reporting Persons is set forth below. This filing and any future amendments hereto shall not be considered an admission that any Reporting Person is a beneficial owner of shares beneficially owned by any other Reporting Person named herein.

The shares of Common Stock beneficially owned by the Reporting Persons represent shares of Common Stock distributed to the Reporting Persons on March 6, 2013 by Abeja Ventures, LLC, a Delaware limited liability company in which the Reporting Persons are members (“Abeja”).  The Reporting Persons have no have no power to manage the business or affairs of Abeja and have no power to vote or direct the vote, or dispose or direct the disposition of, any securities, including the Common Stock of Issuer, owned by Abeja.

A. Larry Feinberg
(a) Amount beneficially owned: 3,972,825
(b) Percent of class: 10.23%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 3,972,825
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 3,972,825

B. Oracle Associates, LLC
(a) Amount beneficially owned: 3,972,825
(b) Percent of class: 10.23%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 3,972,825
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 3,972,825

C. Oracle Partners, LP
(a) Amount beneficially owned: 3,533,409
(b) Percent of class: 9.10%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 3,533,409
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 3,533,409

D. Oracle Institutional Partners, LP
(a) Amount beneficially owned: 439,416
(b) Percent of class: 1.13%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 439,416
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 439,416

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2013

/s/ Larry Feinberg

Larry Feinberg, Individually

ORACLE ASSOCIATES, LLC

By: /s/ Larry Feinberg

Larry Feinberg, Managing Member

ORACLE PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry Feinberg

Larry Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, LP

By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry Feinberg

Larry Feinberg, Managing Member

Exhibit Index

99.1	Joint Filing Agreement, dated March 18, 2013, by and among, Oracle Associates, LLC, Oracle Partners, LP, Oracle Institutional Partners, LP and Larry Feinberg.